United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Larry Spirgel
Assistant Director

February 12, 2008

Re:	Central European Media Enterprises Ltd.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007 (“2006 Form 10-K”)

Forms 10-Q for Fiscal Quarters Ended September 30, 2007
File No. 0-24796 (“September 30, 2007 Form 10-Q”)

Dear Mr. Spirgel:

We have received your letter of February 4, 2008, regarding the above referenced filings of Central European Media Enterprises Ltd. (“CME”, “we” or the “Company”).

In this letter, we have repeated the staff comments in italicized type and followed the comments with our response. Since we believe both of the cases the Staff refers to are linked, we consider that our response answers both comments.

21. Commitments and Contingencies, page 145
Contingencies, page 147

1.
We refer to our prior comment 6. We note per page 147 with regard to the Global Communications Dispute that on July 12, 2006 a lower commercial court issued a judgment in favor of Global Communications for the full amount of the counterclaim. The counterclaim was for HRK 68.0 million (approximately US$ 12.2 million). In addition, the lower commercial court issued a judgment on August 1, 2006 in favor of Global Communications’ separate claim for the full amount of that claim. We also note that it appears that you have not established a reserve relating to this matter. Given that judgments were issued against you it appears that the outcome is at least probable. It also appears that a provision can be reasonably estimated or at least a range of losses can be disclosed. Please revise or advise.

2.
We refer to you response to our prior comment 6. We note per page 148 with regard to the Former Shareholder Dispute that in August 28, 2006 you received a lower court decision of an injunction against you. Although you appealed this decision, the appellate commercial court upheld the lower court’s judgment on November 21, 2006. On November 6, 2006 you were notified of a request for a further injunction that would prohibit you from taking any actions to decrease the value of OK and require the management of OK to report to a delegate of the former shareholders. We also note that it appears that you have not established a reserve relating to this matter. Given that an appellate court has ruled against you, it appears the outcome is at least probable. If you are not able to accrue a reasonable estimate, you should at least disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. If you cannot make an estimate of the possible loss or range or loss regarding this judgment, tell us why. Please revise or advise.

Division of Corporation Finance
February 12, 2008

We consider that the Global Communications dispute and the Former Shareholder dispute in Croatia are linked as all actions have been brought by individuals or companies associated with Ivan Caleta. Our assessment of this litigation under SFAS 5 therefore considered the actions, and any possible resultant liabilities, collectively.

At the time of filing our 2006 Form 10-K we concluded that no provision was required because the conditions in paragraph 8(a) of SFAS 5 were not met as we did not consider it was probable at that time that any loss would result. Our conclusion was based on the facts of the case available at the time and our interpretation of the law as supported by the written opinion of outside counsel, and with due consideration of our intention to aggressively defend the actions.

We acknowledge that we had received the adverse judgments mentioned in the Staff’s comments above, however in our experience with litigation in other markets in Eastern Europe,  which has included the judgment of lower courts’ being overturned on appeal in similar circumstances, we still considered that it was not probable that we would ultimately lose the cases or suffer loss following our appeals. We have strong reservations concerning the independence of the judiciary in Croatia at the lower level in general and the presiding judge, Raul Dubravec, in particular. We considered that although these lower courts had ruled against us, their judgments were seriously flawed as they were not supportable in law or based on a fair hearing of the facts of the case. These flaws included imposing penalties not available under Croatian law, denying us the opportunity to submit evidence in our defense and issuing a judgment without a hearing. We therefore concluded, supported by the written opinion of outside counsel, that despite adverse judgments in lower courts it was not probable Mr. Caleta would ultimately be successful in higher appeal courts or the Supreme Court and we were willing and able to pursue our claims in these courts.

We further concluded that it was still reasonably possible, although not probable that we would suffer a loss. Accordingly, pursuant to paragraph 10 of SFAS 5 we included extensive narrative disclosure on pages 147-148 of our 2006 Form 10-K, including the full amounts claimed by each party, which was intended to give the reader an understanding of the facts of the cases and the amounts of possible loss. We also included an affirmative statement to the effect that “we do not expect our Croatia operations to suffer any significant loss or disruption as a consequence of these actions.”

Up to the filing of the September 30, 2007 Form 10-Q, we continued to have serious concerns about the impartiality of elements of the Croatian judicial system. Subsequent to filing our 2006 Form 10-K Mr. Caleta and his associates were also able to cause unexpected and intensified distraction to our personnel in Croatia and elsewhere in dealing with these lawsuits, including causing our banking facilities to be encumbered, using their influence in the local advertising market to obstruct our business and arriving at our premises and those of our auditors in the company of the local police to demand documents. It also became clear during this period that resolution of these matters would take much longer than previously expected.

In addition, certain events further undermined our confidence in the impartiality of the Croatian judiciary. In the middle of March, the lower court denied our request to suspend further proceedings in the cases filed by Global Communications pending the outcome of a separate lawsuit filed by us in respect of the validity of the contracts that were the subject of the judgment in favor of Global Communications. Furthermore, in late March, Mr. Dubravec, who had found against us in every case that came before him in the lower court, was promoted to the appellate court.  Although we continued to believe in the merits of our case in a fair hearing, we felt compelled to enter meaningful settlement negotiations with Mr. Caleta and his associates in late March 2007. This decision was taken in view of the aggressive conduct of Mr. Caleta and his associates, the fact that our attempts to mount a proper defense of our position were consistently thwarted by the Croatian judiciary, and the perception that further civil or criminal litigation initiated by us would likely cause disruption to our Croatian operations in at least the near term.

Division of Corporation Finance
February 12, 2008

It became apparent during these negotiations that an amount would ultimately have to be paid to Mr. Caleta and his associates and after considering the probable cost of settlement against our revised evaluation of the possible damage to our business as a result of a protracted dispute, we decided that we would be prepared to settle if a suitable agreement could be reached. As such a loss had become probable and we therefore concluded that a provision had become necessary.

Having determined a loss was probable we estimated a range of possible outcomes and concluded that no outcome within that range was more likely to occur. In accordance with FIN 14 we therefore recognized a provision for the minimum amount in that range. The appropriateness of this conclusion, and the range of possible outcomes was reviewed at the end of each fiscal quarter during 2007 and appropriate adjustments to the provision was made based on movements in the range and the relative probability of the outcomes within it. In our Form 10-Q for the fiscal quarter ended March 31, 2007 (filed on May 3, 2007) we stated on page 33 that “We have accrued for the amounts we expect to be ultimately payable as a result of engaging in settlement negotiations with Global Communications. Any such settlement would also include a settlement of the former shareholder dispute described below.” This statement was repeated in our Form 10-Q for the fiscal quarter ended June 30, 2007 (pages 35 and 36) and in our September 30, 2007 Form 10-Q (pages 36 and 37).

We would also like to respectfully draw the Staff’s attention to the fact that on November 26, 2007 we signed an agreement with Mr. Caleta and all of his associates for a full and final settlement of all on-going disputes. On November 30, 2007 we filed a Form 8-K disclosing the terms of this agreement and with the exception of a statement detailing this settlement we therefore expect that no further disclosure of these matters will be required in future filings.

*****

Division of Corporation Finance
February 12, 2008

We are available to discuss any of the foregoing at your convenience. Because we are required to file our Form 10-K on or before February 29, 2008 we would be grateful for any response at your earliest convenience. Please contact the undersigned at 011 44 20 7430 5430 with any additional comments.

Yours sincerely,

/s/ Wallace Macmillan

Wallace Macmillan
Chief Financial Officer

cc:	Kyle Moffatt, US Securities and Exchange Commission
Inessa Kessman, US Securities and Exchange Commission
Graham Richardson, Deloitte & Touche LLP
Robert L. Kohl, Katten Muchin Rosenman LLP
Daniel Penn, CME